UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                              INDUSTRIE NATUZZI SPA
                    -----------------------------------------

                                (Name of issuer)


                                 ORDINARY SHARES
                    -----------------------------------------

                         (Title of class of securities)

                                    456478106
                    -----------------------------------------

                                 (CUSIP number)

                                 JANUARY 1, 1999
             (Date of Event which requires filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this schedule is filed:

                               | | Rule 13d-1 (b)
                               |X| Rule 13d-1 (c)
                               | | Rule 13d-1 (d)

---------------------------------
      CUSIP No. 456478106                      13G



--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank A.G.
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                       (b) |_|
     -------- ------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
                                    0
                             ---------------------------------------------------
BENEFICIALLY OWNED BY               SHARED VOTING POWER
                             6      3,439,104
                             ---------------------------------------------------
EACH REPORTING                      SOLE DISPOSITIVE POWER
                             7      0
                             ---------------------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      4,112,150
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,112,150
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    |_|
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         7.2%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
-------- -----------------------------------------------------------------------

---------------------------------
      CUSIP No. 456478106                      13G
---------------------------------



-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Morgan Grenfell Asset Management Limited
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                              (b) |_|
-------- ----------------------------------------------------------------------
   3     SEC USE ONLY

-------- ----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         England and Wales
------------------------------ ------- ----------------------------------------
NUMBER OF SHARES                 5     SOLE VOTING POWER
                                       0
                               ------------------------------------------------
BENEFICIALLY                           SHARED VOTING POWER
OWNED BY                         6     3,375,816
                               ------------------------------------------------
EACH                                  SOLE DISPOSITIVE POWER
REPORTING                        7    0
                               ------ -----------------------------------------
PERSON WITH                           SHARED DISPOSITIVE POWER
                                 8    4,048,862
-------- ----------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,048,862
-------- ----------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                           |_|
-------- ----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         7.1%
-------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON

         HC, IA
-------------------------------------------------------------------------------

---------------------------------
      CUSIP No. 456478106                      13G
---------------------------------



-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Morgan Grenfell Investment Management Limited
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                       (b) |_|
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         England and Wales
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES               5    SOLE VOTING POWER
                                    0
                             ---------------------------------------------------
BENEFICIALLY OWNED BY               SHARED VOTING POWER
                               6    2,629,914
                             ---------------------------------------------------
EACH REPORTING                      SOLE DISPOSITIVE POWER
                               7    0
                             ---------------------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                               8    3,302,960
-------- -----------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,302,960
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    |_|
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.8%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, IA
--------------------------------------------------------------------------------

ITEM 1(A).        NAME OF ISSUER:

                  Industrie Natuzzi SPA (the "Issuer")

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  The address of the Issuer's principal executive offices is Via Iazzitiello 47, 70029 Santeramo, Italy L6.

ITEM 2(A).        NAME OF PERSON FILING:

                  This statement is filed on behalf of Deutsche Bank AG ("DBAG"), Morgan Grenfell Asset Management Limited ("MGAM") and Morgan Grenfell Investment Management Limited ("MGIM" and, together with DBAG and MGAM, the "Reporting Persons").

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The principal place of business of DBAG is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

                  The principal place of business of MGAM is 20 Finsbury Circus, London, EC2M 1NB, England.

                  The principal place of business of MGIM is 20 Finsbury Circus, London, EC2M 1NB, England.

ITEM 2(C).        CITIZENSHIP:

                  The citizenship of each of the Reporting Persons is set forth on the applicable cover page.

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  The title of the securities is ordinary  shares (the "Ordinary
Shares").  The  term  Ordinary  Shares  includes,  where  applicable,   American
Depository Receipts for Ordinary Shares.

ITEM 2(E).        CUSIP NUMBER:

                  The CUSIP number of the Ordinary Shares is set forth on each cover page.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                 (a) |_| Broker or dealer registered under section 15 of the Act;

                 (b) |_|    Bank as defined in section 3(a)(6) of the Act;

                 (c) |_| Insurance Company as defined in section 3(a)(19) of the Act;

                 (d) |_| Investment Company registered under section 8 of the Investment Company Act of 1940;

                 (e) |_|    An investment  adviser in accordance with Rule 13d-1
                            (b)(1)(ii)(E);

                 (f) |_| An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

                 (g)  |_|   A  parent  holding  company  or  control  person  in
                            accordance with Rule 13d-1 (b)(1)(ii)(G);

                 (h) |_| A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

                 (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                 (j) |_|    Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1 (c), check this box. |X|

ITEM 4.          OWNERSHIP.

                  (a)      Amount beneficially owned:

                           Each of the Reporting  Persons owns the amount of the
                  Ordinary Shares as set forth on the applicable cover page.

                  (b)      Percent of Class:

                           Each of the Reporting  Persons owns the percentage of
                  the Ordinary Shares as set forth on the applicable cover page.

                  (C) Nmber of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:

                                    Each of the  Reporting  Persons has the sole
                           power to vote or direct the vote of the Ordinary Shares as set forth on the applicable cover page.

                           (ii)    shared power to vote or to direct the vote:

                                    Each of the Reporting Persons has the shared
                           power to vote or direct the vote of the Ordinary Shares as set forth on the applicable cover page.

                           (iii) sole power to dispose or to direct the dispositon of:

                                    Each of the  Reporting  Persons has the sole
                           power to dispose or direct the disposition of the Ordinary Shares as set forth on the applicable cover page.

                           (iv) shared power to dispose or to direct the disposition of:

                                    Each of the Reporting Persons has the shared
                           power to dispose or direct the disposition of the Ordinary Shares as set forth on the applicable cover page.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

ITEM 6.           OWNERSHIP  OF MORE THAN  FIVE  PERCENT  ON  BEHALF OF  ANOTHER
                  PERSON.

                  Investment management clients of the Reporting Persons have the ultimate right to any dividends from Ordinary Shares and the proceeds from the sale of Ordinary Shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  The following are subsidiaries of DBAG and/or MGAM which hold Ordinary Shares included in the figures on the cover pages: Morgan Grenfell Investment Services Limited, Morgan Grenfell International Fund Management Limited, Deutsche Morgan Grenfell (C.I.) Limited and Deutsche Morgan Grenfell Trust Bank Limited.



ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 1999



                                DEUTSCHE BANK AG



                               By: /s/ Dieter Eisele
                                  ----------------------------
                                  Name:   Dr. Dieter Eisele
                                  Title:  Group Head of Compliance



                               By: /s/ Rainer Grimberg
                                  -----------------------------
                                  Name:   Dr. Rainer Grimberg
                                  Title:  Vice President